United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

or

☐         Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 001-11001

Frontier Communications Corporate Services Inc.

Savings and Security Plan for Mid-Atlantic Associates

(Full title of the Plan)

Frontier Communications Corporation

401 Merritt 7

Norwalk, CT  06851

(Name of issuer of the securities held

pursuant to the Plan and the address

of its principal executive offices)

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting Firm)

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2019	3

Notes to Financial Statements	4 – 12

Supplemental Schedules: *

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019	13

Signature	14

Consent of Independent Registered Public Accounting Firm	15

*   Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

of the Frontier Communications Corporate Services Inc.

Savings and Security Plan for Mid-Atlantic Associates

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

 /s/ Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan’s auditor since the year ended December 31, 2010.

Insero & Co.  CPAs, LLP

Certified Public Accountants

Rochester, New York

June 18, 2020

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
ASSETS
Interest in Frontier Communications 401(k) Plans
Master Trust, at fair value	$168,322,971	$137,045,390

Notes receivable from participants	8,955,817	9,632,806

Net assets available for benefits	$177,278,788	$146,678,196

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

2019
Additions to net assets attributed to:
Interest on notes receivable from participants	$379,165

Investment income from Plan's interest in Frontier
Communications 401(k) Plans Master Trust	32,401,584

Contributions:
Participants	7,261,697
Employer	4,021,710
Rollovers	32,351
Total contributions	11,315,758

Total additions	44,096,507

Deductions from net assets attributed to:

Benefits paid to participants	(13,362,214)
Administrative and other expenses	(133,701)
Total deductions	(13,495,915)

Net increase in net assets available for benefits	30,600,592

Net assets available for benefits:
Beginning of year	146,678,196
End of year	$177,278,788

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2019 and 2018

(1)          Description of the Plan

General

The following brief description of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) provides general and limited information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. Copies of the Plan document are available from the Plan sponsor.

(a)    Background

The Plan is a defined contribution plan sponsored and managed by Frontier Communications Corporation (“Frontier” or the “Company” or the “Plan Administrator”).  Under the terms of the Plan, non-salaried employees, including those that were eligible under the Verizon Communications Inc. (“Verizon”) Plan on June 30, 2010, are eligible to participate in the Plan provided that the employee is employed by a participating employer in an eligible class of employees. Generally, salaried employees, leased employees, individuals not on the employer’s payroll, and employees of Frontier or any other Frontier company other than Frontier Communications Corporate Services Inc. are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)    Contributions

Eligible employees may contribute, in 1% increments, up to 25% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2019 was $19,000.

All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (“IRC”). The maximum allowable catch-up contribution for 2019 was $6,000.  No matching contributions are made with respect to a participant’s catch-up contributions.

Frontier contributes $0.82 on each dollar contributed by a participant hired prior to August 29, 2014 and $1.00 on each dollar contributed by a participant hired after August 29, 2014, each case up to 6% of each participant’s eligible compensation. Frontier contributions are allocated to Plan investments following the same method of allocation as that for participant-directed investments.  In addition, Frontier may elect to contribute a Discretionary Contribution of up to 3% of salary for eligible employees.

 (c)   Participant Accounts

Each participant’s account is credited with the participant’s contributions  and an allocation of (a) Frontier’s contribution and (b) investment earnings or losses, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on each participant’s investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

(d)    Vesting

Participants are vested immediately in their individual contributions plus the allocated earnings thereon. Participants become 100% vested in Frontier contributions and the related earnings on Frontier contributions upon disability, death or attainment of normal retirement age while an employee.  For any other termination of employment, Frontier contributions and related earnings fully vest after three years of service.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2019 and 2018

(e)    Notes Receivable from Participants

Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month prior to which the loan is processed and remains fixed at that rate for the term of the loan. However, the interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed plus 1% for the purchase of a primary residence. The maximum loan repayment period is five years, or currently up to fifteen years for the purchase of a primary residence. Loan repayments are after tax, and are credited to each participant’s account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan, Fidelity Management Trust Company (the “Trustee”).  Any distribution following a participant’s termination of employment is reduced by any loan balance outstanding at the time of such distribution.

(f)     Payment of Benefits

Participants may keep any portion of their account in the Plan beyond the attainment of age 70 ½.  Inactive participants, after age 70 ½, must take the required minimum distribution of their balances on or before April 1st of the calendar year after they retire. Effective January 1, 2020, the required minimum distribution age is 72.

Upon termination of employment or permanent disability, a participant is entitled to receive a lump-sum distribution in cash, or stock for any balance invested in the Frontier Communications Corporation Common Stock Fund, for the vested portion of his/her account. Participants may also elect to receive between 2 and 20 annual installments or monthly installments over a period equal to the life expectancy of the participant.  If the value of the terminating participant's vested account balance does not exceed $3,500, the participant’s balance will be distributed automatically at that time.

In-service withdrawals from a participant’s vested account balance are also permitted under limited circumstances such as attaining age 59  ½ or financial hardship.

(g)    Forfeitures

Forfeitures of nonvested Frontier contributions are applied to reduce future contributions of Frontier. Forfeited nonvested Frontier contributions of approximately $5,000 and $47,000 were used to fund Frontier contributions and Plan administrative expenses, respectively, for the year ended December 31, 2019.  As of December 31, 2019, forfeited nonvested Frontier contributions that remained to be used by Frontier totaled approximately $39,000.

(h)    Administrative Expenses

The administrative expenses of the Plan are paid by the Plan or by Frontier.  The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

(i)     Investment

The Plan’s investments are in a Master Trust, which provides for the investment of assets of the Plan and another Frontier sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee, who is responsible for the control and disbursement of the funds and portfolios of the Plan. Investment fees are charged against the earnings of the funds and portfolios.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2019 and 2018

Interest, dividends and net appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

Effective November 8, 2019, the Frontier Stock Fund offered through the Plan was frozen to new investments.  Participants are permitted to transfer funds out of any existing holdings in the Frontier Stock Fund but no new contributions or transfers into the Fund are allowed.

 (j)    Registered Investment Company Fees

Investments in registered investment companies (mutual funds) are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

(2)        Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)    Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

(c)    Investments

The Master Trust’s investments are stated at fair value. Shares of registered investment companies and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust. The Plan’s interest in collective trusts are valued at Net Asset Value (“NAV”)  based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. Common stock is valued at its quoted market price as of the end of the Plan year. In addition, the Plan offers a brokerage option, BrokerageLink, whereby participants invest in securities not offered directly by the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments in the Master Trust consists of the net realized gains and losses on the disposal of investments during 2019 and the net unrealized appreciation of the market value for the investments remaining in the Master Trust as of December 31, 2019.

(d)    Payment of Benefits

Benefits to participants are recorded when paid.

(e)    Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2019 and 2018

(f)     Revenue Credit Account

The Plan has a revenue credit account which is a suspense account funded with excess revenue generated by the Plan through October 1, 2018. These funds may be used to pay plan expenses or allocated to each participant who has an account balance at the time of allocation. After October 1, 2018, any revenue credits that are generated from specific funds are passed back to the participants holding those funds.

(g)    Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, “Plan Accounting: Defined Benefit Pension Plans (“Topic 960”) Defined Contribution Pension Plans (“Topic 962”) Health and Welfare Benefit Plans (“Topic 965”), Employee Benefit Plan Master Trust Reporting.” The amendments in this update clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. The effective date of this ASU is for years beginning after December 15, 2018,  applied on a retrospective basis. The Plan adopted this ASU for the 2019 plan year, and prior year disclosures have been revised to reflect the retrospective application.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in this new guidance remove, modify, and add certain disclosure requirements related to fair value measurements covered in Topic 820. The new standard is effective for fiscal years beginning after December 15, 2019.  Early adoption is permitted with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented.  The Plan has elected not to adopt for the current plan year and is reviewing the impact the adoption would have on its disclosures.

(3)          Investment in Master Trust

The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2019 and 2018

The following table presents the fair values of investments for the Master Trust as of December 31, 2019 and 2018:

	December 31, 2019

	Master Trust Balances	Plan's Interest in Master Trust Balances
Frontier Communications
Corporation Common Stock	$1,059,124	$58,871
BrokerageLink Common Stock	677,995	1,490
Registered Investment Companies	2,628,593,393	156,928,080
Collective Trusts	230,227,814	9,838,735
Money Market Funds	26,128,625	1,495,795
Investments, at fair value	2,886,686,951	168,322,971

Receivables	2,872	-

	$2,886,689,823	$168,322,971

	December 31, 2018

	Master Trust Balances	Plan's Interest in Master Trust Balances
Frontier Communications
Corporation Common Stock	$1,581,567	$108,164
BrokerageLink Common Stock	338,507	-
Registered Investment Companies	2,219,250,276	126,917,744
Collective Trusts	235,326,125	8,613,466
Money Market Funds	23,950,875	1,406,016
Investments, at fair value	2,480,447,350	137,045,390

Receivables	63	-

	$2,480,447,413	$137,045,390

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2019 and 2018

Investment income of the Master Trust for the year ended December 31, 2019 is as follows:

Net appreciation in fair value of investments	$421,028,010
Interest and dividends	126,712,267

$547,740,277

Fair value is defined under U.S. GAAP as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under U.S. GAAP must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The input levels in the hierarchy of fair value measurements are as follows:

Input Level	Description of Input
Level 1	Observable inputs such as quoted prices in active markets for identical assets.
Level 2	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
Level 3	Unobservable inputs in which little or no market data exists.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2019 and 2018

The following tables represent the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	Master Trust Fair Value Measurements at December 31, 2019
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$1,059,124	$1,059,124	$-	$-
BrokerageLink Common Stock	677,995	677,995	-	-
Registered Investment Companies	2,628,593,393	2,628,593,393	-	-
Collective Trusts (a)	230,227,814	-	-	-
Money Market Funds	26,128,625	26,128,625	-	-
Total investments at fair value	$2,886,686,951	$2,656,459,137	$-	$-

	Master Trust Fair Value Measurements at December 31, 2018
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$1,581,567	$1,581,567	$-	$-
BrokerageLink Common Stock	338,507	338,507	-	-
Registered Investment Companies	2,219,250,276	2,219,250,276	-	-
Collective Trusts (a)	235,326,125	-	-	-
Money Market Funds	23,950,875	23,950,875	-	-
Total investments at fair value	$2,480,447,350	$2,245,121,225	$-	$-

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Master Trust.

(4)         Party-in-interest Transactions

Certain investments in the Master Trust are in shares of registered investment companies and a collective trust that are managed by an entity related to Fidelity Management Trust Company. Fidelity Management Trust Company acts as the trustee as defined by the Plan and, therefore, transactions involving these assets  qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2019 and 2018

The Master Trust held Frontier Communications Corporation Common Stock amounting to $1,059,124 and $1,581,567 as of December 31, 2019 and 2018, respectively.

(5)          Plan Termination

Although it has not expressed any intention to do so, Frontier has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Act. In the event of plan termination, participants will become 100% vested in their accounts.

(6)          Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated November 17, 2017, indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan.

Although the Plan has been amended, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(7)          Risks and Uncertainties

The Plan offers a number of investment options including a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Frontier Communications Corporation Common Stock Fund, which is invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

(8)          Subsequent events

COVID-19 Pandemic

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2019 and 2018

However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

CARES Act

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law.  The CARES Act allows retirement plan participants to have greater access to their savings if they are impacted by the coronavirus, as defined in the CARES Act.  The following is a summary of the main provisions:

•

Qualified individuals are permitted through December 31, 2020 to take a distribution in an amount up to $100,000 without imposition of the 10% early distribution penalty, and this distribution is not subject to the 20% tax withholding rate. Additionally, individuals taking this distribution have the option to spread the tax over three years with the ability to recontribute up to the full amount of the distribution within three years and not be subjected to tax as a result.

•

Participant loan limit is temporarily increased to the lesser of $100,000 or 100% of the vested account balance. This increase is permitted for loans granted from March 27, 2020 through September 23, 2020. As of May 2020, Frontier has chosen not to implement this provision within the Plan.

•	Repayments of loans due between March 27, 2020 and December 31, 2020 may be deferred until December 31, 2020 upon participant request.

•	Required minimum distributions for calendar year 2020 are waived for retired and retirement aged individuals.

Restructuring Support Agreement

On April 14, 2020, Frontier announced that, together with its subsidiaries, it has entered into a Restructuring Support Agreement (“RSA”) with bondholders representing more than 75% of Frontier’s approximately $11 billion in outstanding unsecured bonds (the “Bondholders”). The RSA contemplates agreed-upon terms for a pre-arranged financial restructuring plan that leaves unimpaired all general unsecured creditors and holders of secured and subsidiary debt. Under the RSA, the Bondholders have, subject to certain terms and conditions, agreed to support implementation of a financial restructuring plan that is expected to reduce the Company’s debt by more than $10 billion and provide significant financial flexibility to support continued investment in its long-term growth. To implement the financial restructuring plan, the Company and its direct and indirect subsidiaries voluntarily filed petitions under Chapter 11 of the United States Bankruptcy Code in the Southern District of New York.

On April 29, 2020, Frontier Stock was delisted from NASDAQ and now is trading OTC Pink Market under the symbol "FTRCQ".

Frontier Northwest Sale

On May 1, 2020, Frontier completed the previously announced sale of its Northwest Operations pursuant to the terms and conditions of the Purchase Agreement, dated as of May 28, 2019, for gross proceeds of $1,352 million, adjusted for working capital and certain pension and retiree medical liabilities. Frontier received net proceeds of $1,131 million.The sale had been previously approved by the Bankruptcy Court on April 24, 2020.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

EIN #06-0619596 PLAN #053

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b)	(c) and (d)	(e)

	Identity of Issuer	Description of Investment	Current Value

*	Participant loans	Maturing in 1 to 13 years, with interest
		rates ranging from 3.25% to 5.25%	$8,955,817

*Party-in-interest as defined by ERISA

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Frontier Communications Corporate Services Inc.

Savings and Security Plan for Mid-Atlantic Associates

By:        /s/ Donald Daniels

             Donald Daniels

Senior Vice President and Chief Accounting Officer

(On behalf of Frontier Communications Corporation as Plan Administrator)

June 18,  2020

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-203625) on Form S-8 of Frontier Communications Corporation of our report dated June 18, 2020, relating to our audit of the financial statements and supplemental schedule of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates, which appears in this Annual Report on Form 11-K of Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates for the year ended December 31, 2019.

/s/ Insero & Co.  CPAs, LLP

Certified Public Accountants

Rochester, New York

June 18,  2020